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                           February 23, 2024

       Christopher J. Thome
       Vice President-Finance & Chief Financial Officer
       Graham Corp
       20 Florence Ave
       Batavia, NY 14020

                                                        Re: Graham Corp
                                                            Form 10-K for the
Year Ended March 31, 2023
                                                            Form 10-Q for the
Quarter Ended December 31, 2023
                                                            File No. 001-08462

       Dear Christopher J. Thome:

              We have reviewed your February 20, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any reference to prior comments is to our February 6, 2024 letter.

       Form 10-Q for the Quarterly Period Ending December 31, 2023

       Managements Discussion and Analysis of Financial Condition and Results of Operations Non-
       GAAP Measures, page 25

   1. We note from your response to prior comment 1. Considering the BN Performance Bonus plan requires continued
employment at the time of such payment, and as the amounts will be paid in cash, it
remains unclear how such charges are not a normal, recurring cash operating expenses.
Please revise to remove these adjustments from your non-GAAP measures. Refer to
Question 100.01 of the non-GAAP C&DIs.
 Christopher J. Thome
FirstName LastNameChristopher J. Thome
Graham Corp
Comapany23,
February   NameGraham
             2024      Corp
February
Page 2 23, 2024 Page 2
FirstName LastName
       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Christina McLeod